Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated unaudited financial statements for the six months ended March 31, 2026 and 2025. This discussion contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “will,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements contained herein. Readers are encouraged to read the risk factors identified in the section entitled “Item 3.D. — Risk Factors” of our annual report on Form 20-F for the fiscal year ended September 30, 2025, as filed with the SEC on February 4, 2026.

Business Overview

ZK International Group Co., Ltd. (Nasdaq: ZKIN) is a China-based engineering company that historically designed, engineered, and supplied patented high-performance stainless steel and carbon steel pipe products for water and gas pipeline systems. Following the recent strategic restructuring, we have pivoted from its traditional infrastructure focus to the resale of pipeline monitoring components and related peripheral products.

Key Factors that Affect Operating Results

Our results of operations are affected principally by the volume and mix of products sold through our resale business, our ability to source products from third-party suppliers on commercially acceptable terms, and the extent to which revenue growth produces sustainable gross profit. For the six months ended March 31, 2026, the revenue generated from the newly established resale business of pipeline monitoring components amounted to $1.0 million. This business has limited operating history, and our historical experience in the traditional piping industry may not be indicative of future performance in the pipeline monitoring component sector.

Our operating results for the six months ended March 31, 2026 were materially affected by non-cash expenses and fair-value changes that may not recur at the same level in future periods but may continue to create volatility in reported results. We recorded stock-based compensation expense of $7.1 million for the six months ended March 31, 2026, compared with nil for the six months ended March 31, 2025. We also recorded a loss on disposal of $8.1 million. As a result of these and other factors, we recorded a net loss of $17.0 million for the six months ended March 31, 2026, compared with a net loss of $0.8 million for the six months ended March 31, 2025.

Our results are also affected by customer and supplier concentration. As our newly established resale business is in its early stage of operation, we currently have a limited customer base of only four customers. For the six months ended March 31, 2026, revenue from our top four customers accounted for 100% of total revenue, as we have not yet diversified our customer base. For the six months ended March 31, 2026, cost of revenue attributable to our top four suppliers accounted for 87.1% of total cost of revenue. The loss of any of our four existing customers, or a significant reduction in their purchase orders, could materially and adversely affect our revenue, gross margin, and cash flows. In addition, our limited operating history with these customers provides no assurance that they will continue to place orders on a consistent basis or at all.

Known Trends and Uncertainties

Following the disposition of our legacy operations in the 2026 Dispositions, our continuing operations comprise a pipeline monitoring components resale business launched in the third quarter of 2025.

We are subject to continuing liquidity constraints and going-concern uncertainty. As of March 31, 2026, we had cash and cash equivalents of $82,696, and we used $250,384 of cash in operating activities of continued operations during the six months ended March 31, 2026. Our current revenue base is limited, and we incurred a loss from operations of $8.0 million for the six months ended March 31, 2026 against gross profit of $0.01 million, with loss from continuing operations of $17.0 million driven primarily by non-recurring items, including an $8.1 million loss on disposal of subsidiaries and $7.1 million in stock-based compensation. In addition, we made significant prepayments of $21.6 million during 2026 to support our planned AI computing power services business, which remained outstanding as of the date of issuance of this report.

Market Risks

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, our consolidated sales and consolidated costs and expenses occurred within the PRC are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in Chinas political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar and, although the Peoples Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMBs significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of March 31, 2026 and September 30, 2025, we had borrowings with fixed interest rates and therefore we were exposed to fair value interest rate risk. As of March 31, 2026 and September 30, 2025, we had no long-term interest-bearing assets.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of March 31, 2026 and September 30, 2025, $82,696 and $2,305,332, respectively, of the Company’s cash was on deposit at financial institutions in the PRC. The decrease reflects the disposal of the Company’s PRC operating subsidiaries on March 30, 2026. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable and accounts receivable are typically unsecured and derived from revenue earned from customers, thereby they are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers creditworthiness and its ongoing monitoring of outstanding balances.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Results of Operations

For the six months ended March 31, 2026 and 2025

The following table sets forth a summary of the Company’s consolidated results of operations for the six months ended March 31, 2026 and 2025. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For six months ended March 31,		Change
	2026	2025	Amount	%
Net revenue	$1,001,426	-	$1,001,426	100.00%
Cost of revenue	991,286	-	991,286	100.00%
Gross profit	10,140	-	10,140	100.00%
General and administrative expenses, including stock-based compensation and asset impairment and credit losses	7,991,319	273,875	7,717,444	2,817.87%
Loss from operations	(7,981,179)	(273,875)	(7,707,304)	2,814.17%
Interest expense, net	(288,396)	-	(288,396)	100.00%
Loss on investment	(612,527)	-	(612,527)	100.00%
Loss from disposal of subsidiaries	(8,068,807)	-	(8,068,807)	100.00%
Loss from continuing operations before income taxes	(16,950,909)	(273,875)	(16,677,034)	6,089.29%
Income tax expense	748	-	748	100.00%
Net loss from continuing operation	(16,951,657)	(273,875)	(16,677,782)	6,089.56%
Loss from discontinued operations	(71,552)	(528,153)	456,601	(86.45)%
Net loss	(17,023,209)	(802,028)	(16,221,181)	2,022.52%

Net Revenue

Our revenue from continuing operations for the six months ended March 31, 2026 was $1,001,426. As a result of the disposal of our legacy business during the current period, which has been classified as discontinued operations, the comparative revenue from continuing operations for the six months ended March 31, 2025 was restated to nil. The current period revenue was entirely generated from our newly launched business, which commenced commercial operations during the current period. Consequently, the period-over-period comparison is significantly affected by the change in reporting basis and does not reflect an organic growth trend from an existing business.

Cost of revenues

Our cost of revenues from continuing operations for the six months ended March 31, 2026 was $991,286, compared to a restated nil for the same period in the prior year. This cost entirely relates to the aforementioned new business.

General and administrative expenses, including stock-based compensation and asset impairment and credit losses

General and administrative expenses increased by 2,817.87%, or $7,717,444, from $273,875 for the six months ended March 31, 2025 to $7,991,319 for the six months ended March 31, 2026. The increase was mainly due to $7.1 million stock-based compensation expenses.

Net Loss

As a result of the foregoing, we recorded a net loss of $17,023,209 for the six months ended March 31, 2026, increase of $16,221,181 or 2,022.52%, from the net loss of $802,028 in the same period last year.

Liquidity and Capital Resources

For the six months ended March 31, 2026 and 2025

As of March 31, 2026, we had cash and cash equivalents of $82,696, had accumulated deficits of $68,281,114 and used $250,384 of cash in operating activities of continued operations during the six months then ended.

In addition, although the Company reported total assets of $66.4 million as of March 31, 2026, these assets were driven primarily by prepayments, digital assets consideration receivable and receivable from disposal of subsidiaries, which collectively amounted to $62.6 million (including $21.6 million of procurement advances, $20.0 million of digital assets consideration receivable, and $21.0 million of receivable from disposal of subsidiaries), rather than by cash or other immediately available liquid resources.

These conditions, together with our accumulated deficit and net loss, raise substantial doubt about our ability to continue as a going concern. Management’s liquidity plan depends on the collection or monetization of current assets, including digital assets, continued access to financing, and working-capital management, and there can be no assurance that these plans will be successful. The Company’s working capital and other capital requirements have been primarily funded by the sale of equity and from operating cash flow.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets during the next 12 months. Management took into account historical experience, the economy, the collectability of accounts receivable as of March 31, 2026, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations as they come due for the next 12 months from the date of this report. However, there is no guarantee that management’s plans will succeed. There are a number of factors that can arise and cause the Company’s plans to fall short, such as economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern exists as of the date of this report. If future cash flow from operations and other capital resources are insufficient to meet the Company’s liquidity needs, the Company may be forced to reduce or delay its anticipated expansion plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the Company’s cash flow for the six months ended March 31, 2026 and 2025:

	For the six months ended March 31,
	2026	2025
Net cash used in operating activities of continued operations	$(250,384)	$(171,075)
Net cash provided by/(used in) operating activities of discontinued operations	3,370,083	(661,746)
Cash Provided by/(Used in) Operating Activities	3,119,699	(832,821)
Net cash used in investing activities of continued operations	(21,234,623)	-
Net cash (used in)/provided by investing activities of discontinued operations	(89,815)	119,431
Cash (Used in)/Provided by in Investing Activities	(21,324,438)	119,431
Net cash provided by financing activities of continued operations	20,920,400	-
Net cash used in financing activities of discontinued operations	(2,282,812)	(934,284)
Cash Provided by/(Used in) Financing Activities	18,637,588	(934,284)
Effect of exchange rate on cash	777,486	(859,482)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,210,335	(2,507,156)
Cash and cash equivalents, and restricted cash at beginning of the period	3,819,210	4,113,304
Cash, cash equivalents, and restricted cash – end of period	$5,029,545	$1,606,148
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the period	(4,946,849)	(1,591,421)
Cash and cash equivalent of continuing operations at end of the period	82,696	14,727

Operating Activities

Net cash provided by operations for the six months ended March 31, 2026 was $3,119,699, compared to net cash used in operating activities of $832,821 for the six months ended March 31, 2025. The increase in cash provided by operating activities is due to the changes in working capital. The difference between net loss and net cash provided by operating activities was primarily due to non-cash stock-based compensation of $7.1 million and loss on disposal of subsidiaries of $8.1 million.

Investing Activities

Net cash used in investing activities was $21,324,438 for the six months ended March 31, 2026, compared with net cash provided by investing activities of $119,431 for the six months ended March 31, 2025. This increased in net cash used was primarily attributable to a net increase of $21,234,623 in purchases of property, plant and equipment, primarily related to entered into an AI equipment procurement agreement with Beijing Jingze Trading Co., Ltd., an unrelated third-party supplier, s to support the our strategic initiatives in the artificial intelligence sector.

Financing Activities

Net cash provided by financing activities amounted to approximately $18,637,588 for the six months ended March 31, 2026, compared with net cash used in financing activities of $934,284 for the same period in 2025. The increase in cash provided by financing activities was due to an increase in cash proceeds from share issuance.

Cash flows from continuing operations:

Operating Activities

Net cash used in operating activities consists primarily of net loss adjusted for non-cash items, loss from disposal of subsidiaries, and is adjusted for the impact of changes in working capital. Net cash used in operations for the six months ended March 31, 2026 was $250,384, compared to net cash used in operating activities of $171,075 for the six months ended March 31, 2025.

Investing Activities

Net cash used in investing activities was $21,234,623 and nil for the six months ended March 31, 2026 and 2025, respectively. This increased in net cash used was primarily attributable to a net increase of $21,234,623 in purchases of property, plant and equipment, primarily related to entered into an AI equipment procurement agreement with Beijing Jingze Trading Co., Ltd., an unrelated third-party supplier, to support the our strategic initiatives in the artificial intelligence sector.

Financing Activities

Net cash provided by financing activities was $20,920,400 for the six months ended March 31, 2026, an increase of $20,920,400, as compared to nil net cash provided by financing activities for the six months ended March 31, 2025. The increase in cash provided by financing activities was primarily attributable to net proceeds of $20,920,900 from stock issuance during the current period.

Cash flows from discontinued operations:

Operating Activities

Net cash provided by operating activities consists primarily of net loss adjusted for non-cash items, is adjusted for the impact of changes in working capital. Net cash provided by operations for the six months ended March 31, 2026 was $3,370,083, representing an increase of $4,031,829 compared to net cash used in operating activities of $661,746 for the six months ended March 31, 2025. The increase in cash provided by operating activities is due to the changes in working capital.

Investing Activities

Net cash used in investing activities was $89,815 for the six months ended March 31, 2026, compared with net cash provided by investing activities of $119,431 for the six months ended March 31, 2025.

Financing Activities

Net cash used in financing activities was $2,282,812 for six months ended March 31, 2026, an increase of $1,348,528, as compared to $934,284 net cash used in financing activities for the six months ended March 31, 2025. This increase in cash outflows was primarily driven by the net repayment of bank borrowings and related-party loans by the disposed subsidiaries.

As of March 31, 2026, the Company did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

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